Filed by Horsepower Holdings, Inc.
Commission File No. 333-150895
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-6 of
the Securities Exchange Act of 1934
Subject Company: Grey Wolf, Inc.
Commission File No.: 001-08226
Horsepower Holdings, Inc. Announces Private Offer of $275 Million of Senior Notes
Houston, July 2 /PRNewswire/--Horsepower Holdings, Inc. (“Holdings”) announced today that it has commenced an offering, exempt from the registration requirements of the Securities Act of 1933, of $275 million of Senior Notes due 2018. The company intends to use the net proceeds of the proposed offering to fund a portion of the cash merger consideration in connection with the proposed mergers of Basic Energy Services, Inc. (“Basic”) (NYSE: BAS) and Grey Wolf, Inc. (“Grey Wolf”) (AMEX: GW) with and into Holdings (after which Holdings will be renamed Grey Wolf, Inc.), for the refinancing of Basic’s revolving credit facility and to pay expenses of the related transactions.
The notes will not be registered under the Securities Act of 1933 or applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the notes.
Forward Looking Statements and Additional Information
This document may include statements herein that are “forward-looking statements” as defined by the Securities and Exchange Commission (the “SEC”). All statements, other than statements of historical fact, included herein that address activities, events or developments that Holdings expects, believes or anticipates will or may occur in the future are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by stockholders and regulatory agencies, the possibility that the anticipated benefits from the proposed merger with Basic and Grey Wolf cannot be fully realized, the possibility that costs or difficulties related to integration of the two companies will be greater than expected, the impact of competition, the closing of the offering and the use of proceeds therefrom and other risk factors included in the reports filed with the SEC by Holdings, Grey Wolf and Basic. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither Grey Wolf nor Basic intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.
Registration Statement and Joint Proxy Statement/Prospectus
In connection with the proposed mergers, a registration statement of Holdings has been filed and declared effective by the SEC. Each of Basic and Grey Wolf has filed a definitive joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BASIC, GREY WOLF, HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the joint proxy statement/prospectus and other documents containing information about Basic and Grey Wolf, without charge, at the SEC’s web site at www.sec.gov, Basic’s web site at www.basicenergyservices.com, and Grey Wolf’s web site at www.gwdrilling.com. Copies of the registration statement and the joint proxy statement/prospectus and the SEC filings that are incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Basic Energy Services, Inc., (432) 620-5510 or to Investor Relations, Grey Wolf, Inc., (713) 435-6100.
Participants in the Solicitation
Basic and Grey Wolf and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the mergers. Information about these persons can be found in Grey Wolf’s proxy statement relating to its 2008 annual meetings of stockholders as filed with the SEC on April 8, 2008. Information concerning beneficial ownership of Basic stock by its directors and certain of its executive officers is included in its Annual Report on Form 10-K/A filed April 29, 2008 and subsequent statements of changes in beneficial ownership on file with the SEC. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.
CONTACT: Ken Huseman of Horsepower Holdings, Inc., 432-620-5510